Special General Meeting of SciSparc Ltd.

Date: July 16, 2021

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

Special General Meeting:

	For	Against	Abstain
1. To approve a reverse share split of the Company's Ordinary Shares at a ratio of 140:1, such that every 140 ordinary shares shall be consolidated into one Ordinary Share, to be effective on a date to be determined by the Board, and to amend the Company's articles of association accordingly as detailed in the Proxy Statement, dated June 25, 2021.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

____________________ Please Sign Here   ________________ Please Date Above

____________________ Please Sign Here   ________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Special General Meeting of SciSparc Ltd. to be Held on July 16, 2021 for Holders as of June 28, 2021

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

For additional information, please use the following web link: http://therapix.investorroom.com/SEC-Filings

All votes must be received by 12:00 p.m. E.S.T. on July 13, 2021

PROXY TABULATOR FOR
SCISPARC LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

SciSparc Ltd.

Instructions to The Bank of New York Mellon, as Depositary

(Must be received prior to 12:00 p.m. E.S.T. on July 13, 2021)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **SciSparc Ltd.** (the "**Company**") registered in the name of the undersigned on the books of the Depositary as of the close of business on **June 28, 2021** at the **Special General Meeting** of the shareholders of the Company, to be held on **July 16, 2021** at **3:00 p.m. (Israel time) / 8:00 a.m. (Eastern Time)**, at the Company's offices, 20 Raul Wallenberg Street, Tower A, Tel Aviv 6971916, Israel, or at any adjournment thereof, in respect to the resolutions specified on the reverse side.

NOTES:

1. **Please direct the Depositary how it is to vote by placing "X" in the appropriate box opposite each agenda item.**
2. **The Depositary shall not vote or attempt to exercise the right to vote that attaches to such Shares or other Deposited Securities other than in accordance with such instructions or deemed instructions.**

(Continued and to be marked, dated and signed, on the reverse side)

PROXY TABULATOR FOR
SCISPARC LTD.
P.O. BOX 8016
CARY, NC 27512-9903